Investing in MLPs
The iPath
®
S&P MLP ETN
Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-190038
October 17, 2013

IMLP key facts
iPath
®
S&P MLP Exchange Traded Notes:
• Listed on NYSE Arca (ticker: IMLP)
• Tracks the S&P MLP Index
• Offers exposure to leading US public partnerships focused on energy and utilities
• Yearly fee: 0.80%
• Designed to pay quarterly coupons
2
• Daily redemption to Barclays Bank PLC as issuer
3
• An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors:
• An investor may lose some or all of their principal in the investment.
• ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party.
• ETNs are subject to a decrease in the volume weighted average price (VWAP) level of the index and are subject to an investor fee.

1
1. The daily fee value on any calendar day is equal to (1) the ETN Current Value on such calendar day times (2) 0.80% divided by (3) 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.
2.
Comprised of the distributions that would be received by a hypothetical holder of the shares in the Index, minus accrued fees. See relevant prospectus.
3.
Subject to minimum size of 50,000 units and timing limitations as prescribed by prospectus

iPath ® Platform
Sources: Bloomberg, 8/30/2013
Percent market
share of US ETNs
72
US Listed iPath
ETNs
Million dollars in
weekly iPath
®
trading volume
$10,000,000,000
Peak Notional Outstanding
(03 / 2011)
iPath is the leading US exchange traded notes (ETNs) platform with commodity, volatility, equity, FX and rates offerings used by a broad range of clients
5.3
38
10

Institutional Wealth Management Retail
•
Efficient access to futures
markets compared to direct
investment in index components
•
Tradable index-linked structured
investment
•
Short-term views /cash
management
•
FX, Commodity, Emerging Markets and
Volatility
•
Liquidity through exchange listing in normal
market conditions.*
•
Access to hard-to-reach asset
classes
•
Leveraged and inverse
exposures
* Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of ETNs

Master Limited Partnerships (MLPs)
MLPs are publicly traded limited partnerships
Trade on an exchange like common stocks
Generally considered partnerships for US federal income tax purposes
MLPs generally own energy infrastructures, such as crude oil or natural gas pipelines
Establish long term contracts with energy companies for use of the infrastructure
Aim to generate consistent fee-based revenue
Historically, demand for use of energy infrastructure has had low correlation with commodity prices
MLPs are hybrid securities - historically competitive yield and price appreciation
Yield is historically comparable to high yield credit
Price appreciation is historically comparable to equity markets
Historically, credit (yield spread) dominates short-term horizon, while growth determines longer term performance
MLPs are a growing asset class
Market capitalization increased from $8 billion in 1995 to $353 billion in August month end of 2013
1

1. Source: Factset, 12/29/1995 – 8/30/2013.

The S&P MLP Index
The performance of the Index is subject to certain risks. See page 12 for more information.
1. Source: Bloomberg, for the period 9/6/2007 – 8/30/2013.
2. Outperformance relative to the S&P500 ® (annualized returns 1.1% over the same period). Source: ibid.
Past performance is no guarantee of future results.

The S&P MLP Index (the “Index”) is a benchmark index tracking leading US Master
Limited Partnerships
Key features:
Historical
Returns
•
Historical annualized price returns: 6.4% per annum since index launch date
1
•
Outperforming other equity benchmarks
•
Past performance is no guarantee of future results.
Income
•
Historical average dividend yield per annum is 6.8% and potentially more attractive on a tax-adjusted basis
•
Revenues generally consistent throughout business cycles, because dependent on long-term contracts
Diversification
•
Typically low correlation to equity and bond markets over the long term
•
Typically low correlation to underlying commodity, because supported by fee-
based businesses
2
1

Historical Index Returns
S&P MLP Index
¹
Alerian MLP Index
²
S&P 500
®
Index
³
Annualized Price Returns
6.4% 6.1% 1.7%
Annualized Volatility
24.3% 24.1% 25.4%
Average Annual Yield
68.7% 68.9% 100.0%
Correlation vs. S&P 500 ® Index
0.26 0.25 0.07
Returns over Volatility Ratio
6.4% 6.1% 1.7%

40
60
80
100
120
140
160
180
Sep-07 Mar-08 Sep-08 Mar-09 Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13
S&P MLP Index
Alerian MLP Index
S&P500® Index
1. The S&P MLP Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS ®
Energy Sector and GICS ® Gas Utilities Industry according to the Global Industry Classification Standard ® . It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.
2. The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.
3. The S&P 500 ® measures the performance of 500 mostly large-cap stocks weighted by market value and is often used to represent the performance of the US stock market..
Source: Bloomberg. Data shows calculations for the period 9/6/2007 – 8/30/2013
Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.
Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

iPath

Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

BARCLAYS

Annualized Quarterly Distributions
Source: Bloomberg 9/30/2007 – 6/30/2013.
Past performance does not guarantee future results.
• The S&P MLP Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the
GICS ® Energy Sector and GICS ® Gas Utilities Industry according to the Global Industry Classification Standard ® . It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.
• The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.
• The S&P 500 ® measures the performance of 500 mostly large-cap stocks weighted by market value and is often used to represent the performance of the US stock market..

• Historically, distribution from the S&P MLP Index constituents have been:
• Significantly higher than dividends from securities in the S&P 500
®
• Consistent throughout the business cycle
0%
2%
4%
6%
8%
10%
12%
S&P MLP Index
Alerian MLP Index
S&P500®

MLP Investment Vehicles

Direct MLP Investment ETNs ETFs and Mutual Funds
Return deviations from
direct MLP investment
None Investor fee; may be subject to tax at
earlier times and higher rates than a
direct MLP investment
Management Fee, Tracking error
& tax reductions
Liquidity Intraday on exchange Intraday on exchange
ETF:
Intraday on exchange
Mutual
Funds:
daily creation
Legal structure Partnership Debt security C corporation
Main risks Market risk Credit and market risk; tax treatment is uncertain
Market risk; tax treatment is
uncertain
Source: Bloomberg 9/3/2010 – 8/30/2013.
The comparison considers all U.S. Mutual Funds (“MFs”) / ETFs / ETNs that provide at least 50% exposure to MLPs without leverage. Every week, the performance of each fund is evaluated, and the average performance of MFs/ETFs/ETNs is calculated. The average is calculated using a weekly weighting on the market-cap of the funds, in order to provide a fair comparison of the overall market. The start date is 9/3/2010 as the first MLP ETF was launched on 8/25/10.
Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.
Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.
The analysis assumes full reinvestment of dividends and distributions, and does not take into account possibly different reinvestment tax treatments.
90
100
110
120
130
140
150
160
170
180
9/3/2010 2/3/2011 7/3/2011 12/3/2011 5/3/2012 10/3/2012 3/3/2013 8/3/2013
Average MLP ETN Total Returns
Average MLP ETF Total Returns
Average MLP Mutual Fund Total Returns
Alerian MLP TR Index

MLP Investment Vehicles:
anticipated tax treatment

Direct MLP Investment ETNs ETFs and Mutual Funds
Anticipated US federal
income tax treatment
at investment level
Partner in the MLP; income and deductions
flow through to investors
Pre-paid forward contracts The tax
consequences of investing in the IMLP
ETNs are uncertain and may be less
favorable than a direct investment in the
MLPs that make up the Index.
Shares in a corporation (which may
owe corporate-level tax)
Anticipated U.S.
federal income tax
treatment of
distributions
Distributions are generally not immediately
taxable but reduce an investor’s basis;
however, because of the “flow-through” nature
of MLPs, investors are taxed on their allocable
share of the MLP’s income (such income
increases basis and may be less than the
MLP’s distributions).
Coupons taxed as ordinary income Dividends taxed as ordinary dividend income to the extent of the ETF’s
earnings and profits (which may be less
than the ETF’s distributions); thereafter,
distributions are generally not
immediately taxable but reduce an
investor’s basis
Anticipated U.S.
federal income tax
consequences of exit
Mix of ordinary income (to recapture certain
deductions) and capital gain or loss
Generally capital gain or loss, except that
long-term capital gain in excess of what
would have been recognized with a direct
MLP investment will likely be
recharacterized as ordinary income and
subject to an interest charge
Capital Gain or loss
Tax forms K-1, multiple state filings 4 1099 1099
1
2
3
The tax consequences of investing in the ETNs are uncertain and may be less favorable than a direct investment in the MLPs that make up the Index.
1. Barclays Capital Inc.  and its affiliates, and Blackrock Investments LLC, and its affiliates, do not provide tax advice.  Any discussion of U.S. federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-
related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment decision.
2. MLP ETFs and Mutual Funds are typically organized as “C corporations” for U.S. federal income tax purposes, rather than “regulated investment companies”, and would therefore be subject to taxation at the corporate level.
3. Investors in MLP ETNs may need to demonstrate that the “net underlying long-term capital gain” which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge.
4. Your broker is expected to issue an IRS form 1099 with respect to the ETNs, not a Form K-1 (which is typically issued for a direct investment in partnership interests).

iPath

Closing Indicative Value = ETN current value + Accrued Dividend[2] − Accrued Investor Fee[2]

BARCLAYS

iMLP Structure Details
Calculating  the Value of  the iMLP ETN
ETN value seeks to track the S&P MLP index, excluding fees
An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each  payment date, based on the distributions made by the index consituents
The accrued investor fee (equal to 0.80% per annum) is deducted on a daily basis from the closing indicative value of the ETNs.
The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.
1. An “index dividend” calculated on each calendar day represents the aggregate cash value of distributions that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.
2. The accrued dividend on the initial valuation date will equal zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero.  The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

Coupon Amount
1

Appendix

Benchmark Index Comparison

S&P MLP Index Alerian MLP Index Alerian MLP Infrastructure Index
Description
Focus on companies in the GICS Energy
and gas sectors
Composite of the 50 most prominent
energy MLPs
Midstream-focused subset of the Alerian MLP
Index
Eligibility
Publically traded partnership with an MLP
or LLC structure on NYSE or NADAQ
Publically traded partnership with an MLP
or LLC structure on NYSE or NADAQ
Publically traded partnership with an MLP or
LLC structure on NYSE or NASDAQ and earn
the majority of its pro forma cash flow from the
transportation, storage, and processing of
energy commodities
Index Cap
Modified cap-weighted index Float- adjusted cap-weighted index
Capped, float-adjusted, capitalization-
weighted methodology
Market Cap
Requirement
$300 million $500 million $250 million
Liquidity
Requirements
3 month average daily volume $2million
notional
6 month average daily volume of 25
thousand units
6 month ADV of 25 thousand units
Additional
Requirements
Classification in either the GICS®
Energy Sector or Gas Utilities Industry
Minimum quarterly distribution for trailing
four quarters. Maintained or Increased
distribution for one of last two quarters
Minimum quarterly distribution for trailing four
quarters. Maintained or Increased distribution
for one of last two quarters
Number of
Constituents
No limit on number of constituents
Limit of 50 Constituents. Preferential
criteria exists if over 50 MLPs meet
requirement
Limit of 25 Constituents. Preferential criteria
exists if over 50 MLPs meet requirement
Weighting Limits
15% maximum limit for any one
constituent; 45% maximum limit
collectively for all constituents exceeding
4.5% individually.
None
Capped weight of 9.49% for top 2
constituents, 6.99% for 3-7, 4.74% for 8-18
Index Rebalancing Yearly Quarterly Quarterly
Additions/ Deletions
No additions between rebalancing.
Deletions can occur between rebalancing
for corporate actions (mergers, delist,
bankruptcies)
No additions between rebalancing.
Deletions can occur between rebalancing
for corporate actions, (mergers, delisting
or bankruptcies)
No additions in between rebalancing.
Deletions can occur between rebalancing for
corporate actions, (mergers, delisting or
bankruptcies)

Diversified Large Cap
C-corp
Natural Gas - G&P
Natural Gas & NGL Pipelines
Refined Product & Curde Oil
General Partners
Exploration & Production
Variable Distribution
Wholesale Distribution
Marine Transportation
Coal
Natural Gas - Storage
Oil Service
Other

MLP structure
A General partner (GP) and one or more limited partners (LPs) constitute the partnership
GP manages the partnership operation, owns a share of partnership, and receives a share of distributions that is dependent on the partnership’s performance.
LPs provide capital, receives cash distributions generated from operations
Structural benefits
Fee-based revenues are usually specified
in long term contracts and increase at or
above inflation
Most MLPs are monopolies in their
region – high cost of the assets creating
barriers to entry
MLPs usually fund projects with secondary
units or debt issuance - market approval
required for funding
Source: Factset as of 6/30/2013

0%
5%
10%
15%
20%
25%
30%
35%
40%
Market Cap by Sector

iPath

2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 YTD

BARCLAYS

MLP investors
As of 12/31/12:
Institutions (such as MLP hedge funds) held 50.5%
1
Retail investors (such as high net worth individuals) held the other 49.5%
1
1. Factset, 6/30/2013.
Source: Factset:12/29/1995 - 3/28/2013

0.00%
10.00%
20.00%
30.00%
40.00%
50.00%
60.00%
Institutional Ownership
$0
$50
$100
$150
$200
$250
$300
$350
$400
Market Cap (bn)

Selected Risk Considerations

An investment in any iPath ETNs linked to the S&P MLP Index (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your
Principal:
The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date.  Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.
The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank
PLC:
The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of
Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
Issuer
Redemption:
Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.
The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the
ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the
VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the
Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.
No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.  The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.
Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time.  The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.
addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses.  The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change.  Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.
Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS ® classification system. In

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.
The ETNs may be sold  throughout  the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
©2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. ip-0636-1212
NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at
www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
“S&P ® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones ® is a registered trademark of Dow Jones Trademark
Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. The S&P ® trademark has been sublicensed for certain purposes by Barclays Bank PLC. The S&P MLP index (the “Index”) is a product of S&P Dow Jones Indices LLC and has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.
A Trading Market for the ETNs May Not
Develop:
Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for
Redemptions:
You must redeem at least 50,000 ETNs at one time in
order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Tax
Treatment:
Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.